

December 16, 2010

<u>Via U.S. Mail</u>

Mr. Johnny Lian Tian Yong
President and Director
TechMedia Advertising, Inc.
62 Upper Cross Street, #04-01
Singapore 058353

> **Re:** **TechMedia Advertising, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 15, 2010**
> **File No. 0-52945**

Dear Mr. Lian Tian Yong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed December 15, 2010</u>

<u>Item 4.02 Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review</u>

1. We note that your restatement stems from your calculation of stock-based compensation, wherein to value stock options issued to employees and non-employees you used of an initial per share value of $2.22. Please tell us how you determined that $1.00 per share was the fair value amount that management should have used in determining stock-based compensation for all periods to be restated.

2.   We note that you intend to amend the Financial Statements for the relevant periods. Please tell us how and when you will do so.

3.   Please confirm to us, when amending your interim reports to restate previously filed financial statements, you will describe the effect of such restatements on your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K. If your officers conclude that your disclosure controls and procedures were effective, despite the restatements, please confirm you will describe the basis of your officers' conclusions.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Any questions regarding the above should be directed to the undersigned at 202.551.3573.

      Sincerely,

      Mark A. Rakip
      Staff Accountant